

May 21, 2015

L. Barbee Ponder
General Counsel and Vice President — Regulatory Affairs
Globalstar, Inc.
300 Holiday Square Boulevard
Covington, Louisiana 70433

> **Re: Globalstar, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2015**
> **File No. 333-204018**

Dear Mr. Ponder:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Payment Under the Hughes Agreement, page 1

1.   It is unclear how the issuances of common stock you discuss correlate with the shares listed in the selling stockholder table and the shares being registered. Please revise to clarify your descriptions of the several agreements. In particular, make clear how and when the selling shareholder obtained or will obtain the shares that are being registered.

2.   Please provide the agreements as exhibits to the registration statement.

3.   It appears from your description that the approximately $15.5 million in shares will not be issued until after your registration statement becomes effective. Please provide us your analysis of how any shares to be issued in the future can be registered for resale on Form S-3 prior to issuance. We refer you to Instruction I.B.3 of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Bridget C. Hoffman, Esq.